

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2018

Mark McCamish, M.D, Ph.D.
President and Chief Executive Officer
Forty Seven, Inc.
1490 O'Brien Drive, Suit A
Menlo Park, CA
94025

> **Re: Forty Seven, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on March 23, 2018**
> **CIK No.0001667633**

Dear Dr. McCamish:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise the discussion to explain how you determined that the disease was stable and what constituted an objective, partial and durable response.

2. We refer to your statement in the last paragraph on page 1 and elsewhere that 5F9 has been well tolerated. Please balance your disclosure by discussing the serious adverse events observed in your trials.

Our Development Pipeline, page 2

3. We note your statement here, and elsewhere in your prospectus, that you have observed signs of efficacy in your trials. Since an efficacy determination is solely within the FDA's authority and is continuously evaluated throughout all phases of the clinical development, please remove the statement here, and similar statements appearing elsewhere in your prospectus. You may provide information about data collected from your trials, such as the percentage of patients that experienced certain responses.

4. Please revise the last two rows in your table to identify your product candidates and indications. If you have not yet identified candidates and indications, then it appears that including these items in a pipeline table is premature.

We are an "emerging growth company," . . ., page 50

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Industry and Market Data, page 54

6. Your statements in the last paragraph that you have not independently verified any third party information regarding industry, business, market, medical and other data, and that certain of such information is inherently imprecise, may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

Use of Proceeds, page 55

7. Please clarify how you will allocate the proceeds to further the development of 5F9 between the various ongoing trials for this product candidate, and also explain what stage of development you expect to reach with such allocated amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 68

8. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

Business

Our Lead Product Candidate, 5F9, page 75

9. Please explain the significance of the decimal amounts shown in the graph at the bottom of page 86.

10. Please enlarge the graphs on the right on pages 77 and 78 so that the axes and legends are legible.

11. For each of the trials you describe, please also specifically disclose the primary and secondary endpoints of the trials, and whether they were met and the statistical significance of these results. Additionally. disclosethe dates and locations of the trials. We note that your website lists various partners for each of these trials (e.g., Leukemia & Lymphoma Society), and based on your disclosure elsewhere it appears that at least certain of these partners provided you with grants. Please revise your disclosure here to explain the roles such partners played in the trials.

Intellectual Property, page 93

12. Please revise your disclosure here to clarify whether the patents licensed from Stanford that relate to 5F9, including the patents described in the penultimate paragraph on page 93, are subject to the pre-existing rights that Stanford granted to third parties. If these patents are subject to pre-existing rights granted to third parties, please describe these parties' rights.

Notes to the Financial Statements
7. Convertible Preferred Stock
Liquidation, page F-16

13. Please provide us an analysis with reference to authoritative literature supporting your classification of preferred stock within permanent equity. Refer to ASC 480-10-S99-3A and, in particular, S99-3A3.f.

You may contact Jacob Luxenburg at202-551-2339 or Jim Rosenberg at 202-551-3670 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance